UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2008

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F      X             Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date : August 5, 2008	By	/s/ Naoki Imaoka
Naoki Imaoka
Chief Manager
Corporate Administration Division

Selected Financial Information

<under Japanese GAAP>

For the first quarter ended June 30, 2008

Mitsubishi UFJ Financial Group, Inc.

[Contents]

Starting in this fiscal year, MUFG has adopted the “Accounting Standards for Quarterly Financial Statements” (ASBJ Statement No. 12) and the “Implementation Guidance on the Accounting Standards for Quarterly Financial Statements” (ASBJ Guidance No. 14).

I. Financial Highlights for the first quarter ended June 30, 2008		I-1

II. Summary Report for the first quarter ended June 30, 2008

1. Financial Results	[ MUFG Consolidated ] *1	II-1

[ BTMU and MUTB Combined ] *2

[ BTMU Non-consolidated ]

[ MUTB Non-consolidated ]

2. Non Performing Loans Based on the Financial Reconstruction Law	[ BTMU and MUTB Combined including Trust Accounts ] *3	II-5

[ BTMU Non-consolidated ]

[ MUTB Non-consolidated ]

[ MUTB Non-consolidated : Trust Accounts ]

3. Fair Value Information on Investment Securities	[ MUFG Consolidated ]	II-6

[ BTMU Non-consolidated ]

[ MUTB Non-consolidated ]

4. Return on Equity	[ MUFG Consolidated ]	II-9

5. Average Interest Rate Spread	[ BTMU and MUTB Combined ]	II-9

6. Loans and Deposits	[ BTMU and MUTB Combined ]	II-9

7. Statements of Trust Assets and Liabilities	[ MUTB Non-consolidated ]	II-10

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.

“MUTB” means Mitsubishi UFJ Trust and Banking Corporation.

(*3)	“BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

I. Financial Highlights for the first quarter ended June 30, 2008

1. Highlights of Consolidated Statements of Income

Consolidated net business profits for the first quarter ended June 30, 2008 was ¥264.7 billion, a decrease of ¥77.4 billion compared with the first quarter of fiscal 2007.

Consolidated gross profits decreased to ¥801.2 billion by ¥64.7 billion compared with the first quarter of fiscal 2007. This was mainly due to a decrease of fees from securities businesses, investment trust related businesses and derivative transactions compared with the first quarter of fiscal 2007, even though net interest income was steady due to an increase in overseas lending.

General and administrative expenses increased to ¥536.5 billion by ¥12.6 billion compared with the first quarter of fiscal 2007. This was mainly due to an increase of investments for system integration as planned.

Total credit related costs increased to ¥141.7 billion by ¥57.7 billion compared with the first quarter of fiscal 2007, due to credit rating changes which reflected a domestic and overseas economic slowdown and deterioration of corporate performance.

As a result, consolidated net income for the first quarter ended June 30, 2008 was ¥51.1 billion, a decrease of ¥100.0 billion compared with the first quarter of fiscal 2007.

Earnings forecasts for Six Months ending September 30, 2008 and Fiscal Year ending March 31, 2009 remain unchanged.

(in billions of yen )	For the three months ended June 30, 2008	Change from the three months ended June 30, 2007
Gross profits before credit related costs for trust accounts	801.2	(64.7)
General and administrative expenses	536.5	12.6
Net business profits before provision for general allowance for credit losses and credit related costs for trust accounts	264.7	(77.4)
Credit related costs*1	(143.1)	(59.1)
Total of net gains (losses) on equity securities	(10.1)	(51.8)
Profits (Losses) from investments in affiliates	6.7	3.7
Other net non-recurring gains (losses)	(21.2)	(11.4)

Ordinary profits	96.8	(196.1)

Net extraordinary gains (losses)	9.5	(4.6)
Total of income taxes-current and income taxes-deferred	28.8	(95.7)
Minority interests	26.3	(5.0)

Net income	51.1	(100.0)

Total credit related costs*2 (negative amount express expenses)	(141.7)	(57.7)

*1	Credit related costs = Credit related costs(Net non-recurring gains(losses)) + Credit related costs for trust accounts + Provision for general allowance for credit losses
*2	Total credit related costs = Credit related costs + Reversal of allowance for credit losses + Reversal of reserve for contingent losses included in credit related costs

Mitsubishi UFJ Financial Group, Inc.

2. Loans

Loans and bills discounted (including trust accounts) increased to ¥89.8 trillion by ¥1.0 trillion compared with at March 31, 2008, mainly due to an increase in overseas lending.

*1 Loans booked in overseas branches, UnionBanCal Corporation and BTMU(China)

3. Deposits

Although individual deposits increased, Total deposits decreased to ¥120.6 trillion by ¥0.6 trillion compared with at March 31, 2008, due to a decrease in corporate deposits.

*1 BTMU adjusted its method of monitoring deposits from individuals and started monitoring from this quarter. The amount of deposits from individuals as of Mar 31, 2008, adjusted by using the new method of monitoring, was ¥61.8 trillion.

Mitsubishi UFJ Financial Group, Inc.

4. Non-performing loans (Sum of two banks*)

Disclosed claims ratio under the Financial Reconstruction Law was 1.16%, almost unchanged compared with at March 31, 2008.

* The two banks are The Bank of Tokyo-Mitsubishi UFJ, Ltd., and Mitsubishi UFJ Trust and Banking Corporation.

5. Net unrealized gains (losses) on securities (Total of other securities available for sale)

Net unrealized gains (losses) on other securities available for sale increased to ¥1.16 trillion by ¥0.16 trillion compared with at March 31, 2008, mainly due to an increase in unrealized gains on domestic equity securities.

Mitsubishi UFJ Financial Group, Inc.

6. Exposure to securitized products and related investments

Our exposure to securitized products and related investments as of June 30, 2008 is outlined below. (Figures are on a managerial basis and rounded off.)

(1)	Balance, net unrealized gains (losses), realized losses

•

The balance as of the end of June 2008 increased to ¥3.41 trillion in total, an increase of ¥91 billion compared with the balance as of the end of March 2008. This increase was mainly due to the depreciation of the Japanese yen against foreign currencies, so the balance denominated in local currencies decreased at the end of June 2008.

•	Net unrealized losses were ¥328 billion, and the rate of decline in market value was 9.6%, the same level compared with the rate at the end of March 2008.

•	The effect on the P/L for the first quarter of fiscal 2008 was a loss of ¥16 billion, mainly due to losses on disposal of residential mortgage-backed securities (RMBS).

		(¥bn)
		Balance[1]	Change from end of March	Net unrealized gains (losses)	Change from end of March	Change of market value	Change from end of March
1	RMBS	595	(17)	(82)	(16)	(13.9)%	(3.1)%
2	Sub-prime RMBS	181	(1)	(46)	(8)	(25.4)%	(4.6)%
3	CMBS	40	(3)	(1)	0	(1.5)%	(0.4)%
4	CLOs	2,176	95	(209)	(2)	(9.6)%	0.3%
5	Other securitized products (card, etc.)	542	23	(32)	5	(6.0)%	1.3%
6	CDOs	52	(6)	(4)	3	(8.4)%	3.9%
7	Sub-prime ABS CDOs	2	(1)	0	0	(17.9)%	7.7%
8	SIV investments	5	0	1	1	13.7%	13.7%

9	Total	3,411	91	(328)	(10)	(9.6)%	0.0%

1.	Balance is the amount after impairment and before deducting net unrealized losses.

The above table does not include mortgage-backed securities arranged and guaranteed by U.S. government sponsored enterprises, etc., Japanese RMBS such as Japanese Housing Finance Agency securities, and products held by funds such as investment trusts. These are also applicable to the figures in this page.

(2)	Distribution by rating

•	AAA-rated products account for 80% of our investments in securitized products, substantially unchanged from the end of March 2008.

		(¥bn)
		AAA	AA	A	BBB	BB or lower	Unrated	Total
10	RMBS	528	36	31	0	0	0	595
11	Sub-prime RMBS	161	20	0	0	0	0	181
12	CMBS	24	9	5	1	0	0	40
13	CLOs	1,849	114	171	35	4	3	2,176
14	Other securitized products (card, etc.)	297	41	50	147	4	3	542
15	CDOs	29	15	7	1	1	0	52
16	Sub-prime ABS CDOs	1	0	1	0	0	0	2
17	SIV investments	0	0	0	0	5	0	5

18	Total	2,727	215	265	185	14	6	3,411

19	Percentage of total	80%	6%	8%	5%	0%	0%	100%
20	Percentage of total (End of March)	80%	6%	8%	6%	0%	0%	100%

(3)	Distribution by RMBS vintage

•	We hold RMBS by diversifying its vintages.

		(¥bn)
		Vintage
		2,007	2,006	2,005	2,004 or earlier	Total
21	RMBS	103	313	159	20	595
22	Sub-prime RMBS	65	83	33	0	181
23	Non sub-prime RMBS	37	230	126	20	414

Mitsubishi UFJ Financial Group, Inc.

(4)	Credit exposure related to leveraged loan

•	We are not engaged in origination and distribution of securitized products of leveraged loans, therefore there is no balance of leveraged loans for securitization.

•	The following table shows the balances of LBO loans as of the end of June 2008.

		(¥bn)
		Americas	Europe	Asia	Japan	Total	Change from end of March
1	LBO Loan[2] (Balance on a commitment basis)	84	224	61	325	693	62
2	Balance on a booking basis	56	178	54	290	578	36

2. Includes balance after refinancing (Figures are rounded off.)

(5)	Special Purpose Entities (SPEs)

•	We are engaged in sponsoring ABCP issuance for securitizing our clients’ assets.

•	The balance of assets purchased by ABCP conduits (special purpose companies for issuing ABCP) as of the end of June 2008 was ¥4.91 trillion (¥1.62 trillion overseas).

•	The purchased assets are mainly receivables and they do not include residential mortgages.

(6)	Monoline insurer related

•	There is no credit outstanding and credit derivative transactions with monoline insurers.

7. Exposure to GSE related investments

We hold mortgage-backed securities arranged and guaranteed by Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac) and Government National Mortgage Association (Ginnie Mae), mainly as part of an ALM operation of foreign currencies.

Our holding balance of these mortgage-backed securities as of the end of June 2008 was ¥3,141 billion in total. Net unrealized losses were ¥51 billion, and the rate of decline in market value was 1.6%.

Our holding balance of debt securities issued by the above three institutions and Federal Home Loan Banks (Agency Securities) as of the end of June 2008 was ¥240 billion. Net unrealized gains were very small amount.

<Terminology>

RMBS	:	Asset-backed securities collateralized by residential mortgages
CMBS	:	Asset-backed securities collateralized by commercial mortgages
CLOs	:	Collateralized debt obligations backed by whole commercial loans, revolving credit facilities, or letters of credit
CDOs	:	Structured credit securities backed by a pool of securities, loans, or credit default swaps
ABS CDOs	:	Collateralized debt obligations backed by asset backed securities
SIVs	:	Investment companies established mainly for gaining profit margin by raising funds through subordinated notes and short-term CPs, etc. and investing in relatively long-term securitized products and bonds, etc.
LBO Loans	:	Loans collateralized by assets and/or future cash flows of an acquired company
ABCP	:	Commercial papers issued by a Special Purpose Company (SPC) collateralized by assets
GSE	:	U.S. government sponsored enterprises such as Federal National Mortgage Association (Fannie Mae)

Mitsubishi UFJ Financial Group, Inc.

II. Summary Report for the first quarter ended June 30, 2008

1. Financial Results

MUFG Consolidated

	(in billions of yen)
	For the first quarter ended June 30, 2008 (A)	For the first quarter ended June 30, 2007 (B)	Increase (Decrease) (A)-(B)
Gross profits	801.2	866.0	(64.7)
(Gross profits before credit costs for trust accounts)	801.2	866.0	(64.7)
Net interest income	470.0	465.7	4.3
Trust fees	32.3	34.1	(1.8)
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	239.2	265.9	(26.6)
Net trading profits	44.1	67.8	(23.7)
Net other business profits	15.3	32.3	(16.9)
Net gains (losses) on debt securities	7.3	(14.2)	21.6
General and administrative expenses	536.5	523.9	12.6
Amortization of goodwill	4.2	2.2	2.0
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	268.9	344.4	(75.4)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	264.7	342.1	(77.4)
Provision for general allowance for credit losses (2)	(1.6)	14.2	(15.9)
Net business profits*	263.0	356.4	(93.3)
Net non-recurring gains (losses)	(166.1)	(63.3)	(102.8)
Credit costs (3)	(141.4)	(98.3)	(43.1)
Losses on loan write-offs	(48.7)	(27.4)	(21.3)
Provision for specific allowance for credit losses	(92.3)	(60.2)	(32.0)
Other credit costs	(0.3)	(10.5)	10.2
Net gains (losses) on equity securities	(10.1)	41.7	(51.8)
Gains on sales of equity securities	19.4	52.8	(33.3)
Losses on sales of equity securities	(0.8)	(2.1)	1.2
Losses on write down of equity securities	(28.7)	(8.9)	(19.7)
Profits (losses) from investments in affiliates	6.7	2.9	3.7
Other non-recurring gains (losses)	(21.2)	(9.8)	(11.4)

Ordinary profits	96.8	293.0	(196.1)

Net extraordinary gains (losses)	9.5	14.2	(4.6)
Gains on loans written-off	7.6	8.4	(0.7)
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	1.3	—	1.3
Income before income taxes and others	106.3	307.2	(200.8)
Income taxes-current	16.5	25.8	(9.3)
Income taxes-deferred	12.3	98.7	(86.4)
Minority interests	26.3	31.3	(5.0)

Net income	51.1	151.2	(100.0)

Note:

*       Net business profits = Banking subsidiaries’ net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(141.7)	(84.0)	(57.7)

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in billions of yen)
	For the first quarter ended June 30, 2008 (A)	For the first quarter ended June 30, 2007 (B)	Increase (Decrease) (A)-(B)
Gross profits	517.1	540.8	(23.6)
(Gross profits before credit costs for trust accounts)	517.1	540.8	(23.6)
Net interest income	367.1	347.6	19.4
Trust fees	24.5	24.9	(0.3)
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	105.4	118.1	(12.6)
Net trading profits	6.2	21.9	(15.6)
Net other business profits	13.7	28.2	(14.4)
Net gains (losses) on debt securities	9.0	(16.7)	25.7
General and administrative expenses	343.3	320.2	23.0
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	173.8	220.6	(46.7)
Provision for general allowance for credit losses (2)	(7.2)	4.3	(11.6)
Net business profits	166.6	224.9	(58.3)
Net non-recurring gains (losses)	(127.7)	(27.3)	(100.3)
Credit costs (3)	(97.6)	(56.9)	(40.7)
Losses on loan write-offs	(45.2)	(24.4)	(20.8)
Provision for specific allowance for credit losses	(47.9)	(30.7)	(17.1)
Other credit costs	(4.4)	(1.7)	(2.7)
Net gains (losses) on equity securities	(11.6)	38.5	(50.2)
Gains on sales of equity securities	16.9	48.7	(31.7)
Losses on sales of equity securities	(0.6)	(1.8)	1.1
Losses on write down of equity securities	(27.9)	(8.3)	(19.6)
Other non-recurring gains (losses)	(18.3)	(8.9)	(9.3)

Ordinary profits	38.9	197.5	(158.6)

Net extraordinary gains (losses)	3.0	13.4	(10.3)
Reversal of allowance for credit losses (4)	0.3	8.2	(7.9)
Reversal of reserve for contingent losses included in credit costs (5)	0.6	—	0.6
Income before income taxes	41.9	211.0	(169.0)
Income taxes-current	0.3	3.6	(3.2)
Income taxes-deferred	8.9	92.0	(83.0)

Net income	32.6	115.3	(82.6)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(103.9)	(44.2)	(59.6)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in billions of yen)
	For the first quarter ended June 30, 2008 (A)	For the first quarter ended June 30, 2007 (B)	Increase (Decrease) (A)-(B)
Gross profits	435.0	435.8	(0.7)
Net interest income	326.3	285.4	40.8
Net fees and commissions	85.6	90.0	(4.4)
Net trading profits	8.4	23.4	(14.9)
Net other business profits	14.6	36.8	(22.1)
Net gains (losses) on debt securities	7.6	(2.8)	10.5
General and administrative expenses	291.4	269.9	21.5
Net business profits before provision for general allowance for credit losses	143.5	165.8	(22.3)
Provision for general allowance for credit losses (1)	(7.2)	4.3	(11.6)
Net business profits	136.3	170.2	(33.9)
Net non-recurring gains (losses)	(118.7)	(32.5)	(86.2)
Credit costs (2)	(96.5)	(56.5)	(40.0)
Losses on loan write-offs	(44.2)	(24.1)	(20.0)
Provision for specific allowance for credit losses	(47.9)	(30.7)	(17.1)
Other credit costs	(4.4)	(1.6)	(2.7)
Net gains (losses) on equity securities	(5.2)	32.5	(37.8)
Gains on sales of equity securities	15.4	41.9	(26.5)
Losses on sales of equity securities	(0.4)	(1.7)	1.3
Losses on write down of equity securities	(20.2)	(7.5)	(12.6)
Other non-recurring gains (losses)	(16.9)	(8.5)	(8.4)

Ordinary profits	17.5	137.7	(120.1)

Net extraordinary gains (losses)	2.6	5.9	(3.3)
Reversal of allowance for credit losses (3)	—	—	—
Income before income taxes	20.2	143.7	(123.4)
Income taxes-current	0.7	3.5	(2.7)
Income taxes-deferred	5.4	63.8	(58.4)

Net income	14.0	76.3	(62.3)

(Reference)
Total credit costs (1)+(2)+(3)	(103.8)	(52.2)	(51.6)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in billions of yen)
	For the first quarter ended June 30, 2008 (A)	For the first quarter ended June 30, 2007 (B)	Increase (Decrease) (A)-(B)
Gross profits	82.1	105.0	(22.9)
(Gross profits before credit costs for trust accounts)	82.1	105.0	(22.9)
Trust fees	24.5	24.9	(0.3)
Credit costs for trust accounts (1)	—	—	—
Net interest income	40.7	62.2	(21.4)
Net fees and commissions	19.8	28.0	(8.1)
Net trading profits	(2.1)	(1.4)	(0.6)
Net other business profits	(0.9)	(8.6)	7.7
Net gains (losses) on debt securities	1.3	(13.9)	15.2
General and administrative expenses	51.8	50.3	1.5
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	30.3	54.7	(24.4)
Provision for general allowance for credit losses (2)	—	—	—
Net business profits	30.3	54.7	(24.4)
Net non-recurring gains (losses)	(8.9)	5.1	(14.0)
Credit costs (3)	(1.0)	(0.3)	(0.7)
Losses on loan write-offs	(0.9)	(0.2)	(0.7)
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(0.0)	(0.1)	0.0
Net gains (losses) on equity securities	(6.4)	5.9	(12.3)
Gains on sales of equity securities	1.5	6.7	(5.2)
Losses on sales of equity securities	(0.2)	(0.0)	(0.2)
Losses on write down of equity securities	(7.6)	(0.7)	(6.9)
Other non-recurring gains (losses)	(1.4)	(0.4)	(0.9)

Ordinary profits	21.3	59.8	(38.4)

Net extraordinary gains (losses)	0.3	7.4	(7.0)
Reversal of allowance for credit losses (4)	0.3	8.2	(7.9)
Reversal of reserve for contingent losses included in credit costs (5)	0.6	—	0.6
Income before income taxes	21.7	67.2	(45.5)
Income taxes-current	(0.4)	0.1	(0.5)
Income taxes-deferred	3.5	28.2	(24.6)

Net income	18.6	38.9	(20.3)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(0.0)	7.9	(8.0)

Mitsubishi UFJ Financial Group, Inc.

2. Non Performing Loans Based on the Financial Reconstruction Law

BTMU and MUTB Combined including Trust Accounts

	(in billions of yen)
	As of June 30, 2008	As of March 31, 2008
Bankrupt or De facto bankrupt	129.9	117.7
Doubtful	595.4	556.0
Special attention	378.2	384.6

Total non performing loans (A)	1,103.5	1,058.5

Total loans (B)	94,589.5	91,961.4

Non performing loan ratio (A) / (B)	1.16%	1.15%

BTMU Non-consolidated

	(in billions of yen)
	As of June 30, 2008	As of March 31, 2008
Bankrupt or De facto bankrupt	119.0	108.7
Doubtful	564.9	510.3
Special attention	344.9	346.3

Total non performing loans (A)	1,028.8	965.4

Total loans (B)	84,508.0	81,804.4

Non performing loan ratio (A) / (B)	1.21%	1.18%

MUTB Non-consolidated
	(in billions of yen)
	As of June 30, 2008	As of March 31, 2008
Bankrupt or De facto bankrupt	10.7	8.8
Doubtful	30.3	45.5
Special attention	32.3	37.4

Total non performing loans (A)	73.4	91.8

Total loans (B)	9,933.3	10,004.4

Non performing loan ratio (A) / (B)	0.73%	0.91%

MUTB Non-consolidated : Trust Accounts
	(in billions of yen)
	As of June 30, 2008	As of March 31, 2008
Bankrupt or De facto bankrupt	0.1	0.1
Doubtful	0.1	0.1
Special attention	0.9	0.9

Total non performing loans (A)	1.2	1.2

Total loans (B)	148.1	152.5

Non performing loan ratio (A) / (B)	0.85%	0.83%

Mitsubishi UFJ Financial Group, Inc.

3. Fair Value Information on Investment Securities

MUFG Consolidated

The tables include negotiable certificates of deposits in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Monetary claims bought” and others in addition to “Securities”.

Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

	(in billions of yen)
	As of June 30, 2008		As of March 31, 2008
	Amount on consolidated balance sheet	Net unrealized gains (losses)	Amount on consolidated balance sheet	Net unrealized gains (losses)
Debt securities being held to maturity	2,989.4	5.0	2,941.9	20.2

	(in billions of yen)
	As of June 30, 2008		As of March 31, 2008
	Amount on consolidated balance sheet	Net unrealized gains (losses)	Amount on consolidated balance sheet	Net unrealized gains (losses)
Other securities	36,300.2	1,167.4	36,162.1	1,004.8
Domestic equity securities	6,108.4	1,843.4	5,674.7	1,377.9
Domestic bonds	17,517.1	(145.3)	17,062.1	(8.8)
Other	12,674.6	(530.6)	13,425.3	(364.2)
Foreign equity securities	206.8	85.9	192.2	95.1
Foreign bonds	7,545.5	(142.8)	8,415.0	(20.8)
Other	4,922.3	(473.7)	4,818.0	(438.5)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

The tables include negotiable certificates of deposits in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Monetary claims bought” and others in addition to “Securities”.

Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

	(in billions of yen)
	As of June 30, 2008		As of March 31, 2008
	Amount on balance sheet	Net unrealized gains (losses)	Amount on balance sheet	Net unrealized gains (losses)
Debt securities being held to maturity	1,908.0	(3.4)	1,946.9	2.1
Stocks of subsidiaries and affiliates	1,476.4	231.7	1,453.8	230.8

	(in billions of yen)
	As of June 30, 2008		As of March 31, 2008
	Amount on balance sheet	Net unrealized gains (losses)	Amount on balance sheet	Net unrealized gains (losses)
Other securities	33,175.5	727.5	32,577.3	521.3
Domestic equity securities	5,219.1	1,214.0	4,838.3	813.4
Domestic bonds	18,277.9	(120.5)	17,425.6	(33.7)
Other	9,678.5	(365.8)	10,313.4	(258.3)
Foreign equity securities	238.8	89.7	246.2	96.1
Foreign bonds	5,134.3	(108.1)	5,869.8	(18.0)
Other	4,305.2	(347.5)	4,197.3	(336.4)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

The tables include beneficiary certificates of commodity investment trusts in “Monetary claims bought” and others in addition to “Securities”.

Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

	(in billions of yen)
	As of June 30, 2008		As of March 31, 2008
	Amount on balance sheet	Net unrealized gains (losses)	Amount on balance sheet	Net unrealized gains (losses)
Debt securities being held to maturity	978.5	9.9	909.3	18.0
Stocks of subsidiaries and affiliates	6.4	(1.3)	6.4	(1.7)

	(in billions of yen)
	As of June 30, 2008		As of March 31, 2008
	Amount on balance sheet	Net unrealized gains (losses)	Amount on balance sheet	Net unrealized gains (losses)
Other securities	5,753.5	209.1	6,012.3	194.3
Domestic equity securities	1,158.7	342.6	1,075.7	250.0
Domestic bonds	2,173.8	(22.5)	2,595.8	23.8
Other	2,420.9	(110.9)	2,340.7	(79.6)
Foreign equity securities	17.9	(0.6)	9.8	(0.4)
Foreign bonds	1,808.0	(48.4)	1,798.0	(12.5)
Other	594.9	(61.8)	532.9	(66.6)

Mitsubishi UFJ Financial Group, Inc.

4. Return on Equity

MUFG Consolidated

	(%)
	For the first quarter ended June 30, 2008	For the first quarter ended June 30, 2007
ROE (*)	2.94	9.72

(*) ROE is computed as follows:

Net income × 4 - Equivalent of annual dividends on nonconvertible preferred stocks	× 100

{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred shares at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred shares at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

5. Average Interest Rate Spread

BTMU and MUTB Combined

(Domestic business segment)

	(%)
	For the first quarter ended June 30, 2008	For the first quarter ended June 30, 2007
Average interest rate on loans and bills discounted	1.77	1.68
Average interest rate on deposits and NCD	0.32	0.24
Interest rate spread	1.45	1.43

6. Loans and Deposits BTMU and MUTB Combined

	(in billions of yen)
	As of June 30, 2008	As of March 31, 2008
Deposits (ending balance)	113,843.7	114,081.0
Deposits (average balance)	113,495.4	110,730.4
Loans (ending balance)	81,738.2	80,176.6
Loans (average balance)	80,472.4	77,548.0

	(in billions of yen)
	As of June 30, 2008	As of March 31, 2008
Domestic Deposits (ending balance) (*1)	101,702.7	102,317.0
Deposits from individuals (*2)	62,950.1	62,594.7

(*1)	Amounts do not include negotiable certificates of deposit and JOM accounts.
(*2)	Upon the installation of new IT systems in May 2008, BTMU adjusted its method of monitoring deposits from individuals and, starting in this fiscal quarterly period, deposits from unincorporated associations are excluded from “deposits from individuals”. The amount of deposits from individuals (a simple sum of BTMU and MUTB) as of March 31, 2008, as adjusted by using the new method of monitoring, is 61,836.2 billion yen.

Mitsubishi UFJ Financial Group, Inc.

7. Statements of Trust Assets and Liabilities

MUTB Non-consolidated

Including trust assets under service-shared co-trusteeship

(in billions of yen)	As of June 30, 2008	As of March 31, 2008
Assets:
Loans and bills discounted	243.1	258.8
Securities	52,012.8	56,653.8
Beneficiary rights to the trust	29,397.9	29,364.9
Securities held in custody accounts	1,230.1	1,447.4
Monetary claims	11,868.0	12,088.3
Tangible fixed assets	9,124.2	9,006.2
Intangible fixed assets	134.7	135.3
Other claims	2,059.3	2,526.3
Call loans	1,168.5	1,562.4
Due from banking account	1,480.8	1,462.6
Cash and due from banks	2,486.9	2,470.1

Total assets	111,206.9	116,976.5

Liabilities:
Money trusts	22,280.8	27,359.0
Pension trusts	12,921.4	13,188.9
Property formation benefit trusts	12.7	12.6
Loan trusts	205.5	233.1
Investment trusts	27,586.6	27,242.7
Money entrusted other than money trusts	2,729.5	2,782.4
Securities trusts	1,468.7	1,812.1
Monetary claim trusts	12,461.1	12,611.7
Equipment trusts	37.9	39.5
Land and fixtures trusts	105.0	105.3
Composite trusts	31,397.3	31,588.7

Total liabilities	111,206.9	116,976.5

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.